

April 17. 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Form 1 Amendment*

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 9:00 a.m. on 04/17/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 04/17/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60607

    26000162

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (312) 786-5600   (312)-786-7138
         (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Laura D ickman   Associate General Counsel   Cboe BZX Exchange, Inc.   (312) 786-7572
        (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Patrick Sexton
    433 W Van Buren Street
    Chicago, II. 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/17/26   Cboe BZX Exchange, Inc.
       (MM/DD/YYY)   (Name of Applicant)
By   [signature executed at 9:00 a.m. on 04/17/26   Laura Dickman, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 16th day of APRil , 2026 by
                                        (Month)   (Year)   (Notary Public)
My Commission expires 8·6-28   County of Cook   State of ILINOIS

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

<u>EXHIBIT</u> C – Amendment as of April 17, 2026

Summary of changes made to Exhibit C:

- For Cboe Global Indices, LLC, Troy Yeazal has been appointed as Director.
- For Cboe Global Indices, LLC, Tim Lipscomb has been removed as Director.
- For Cboe Clear Europe N.V., Tim Lipscomb has been appointed as Chair, Supervisory Board.
- For Cboe Clear Europe N.V., Karl Spielman has been appointed as Director, Supervisory Board.
- For Cboe Europe Limited, Alex Dalley has been appointed as a Director.
- For Cboe Europe Limited, David Shrimpton has been appointed as a Director.
- For Cboe Canada Inc., Bryan Blake (Head of Trading) has been removed as an Officer.